EXHIBIT 99.1

Yamana Announces Filing and Public Availability of Management Information Circular in Connection With the Proposed Arrangement With Agnico Eagle and Pan American

TORONTO, Dec. 28, 2022 (GLOBE NEWSWIRE) -- Yamana Gold Inc. (TSX:YRI; NYSE:AUY; LSE:AUY) (“Yamana” or the “Company”) is pleased to announce that the management information circular (the “Information Circular”) and related meeting and proxy materials in connection with the special meeting of shareholders (the “Yamana Meeting”) scheduled to be held on January 31, 2023 has been filed and made publicly available. The purpose of the Yamana Meeting is to seek approval for the previously announced arrangement with Agnico Eagle Mines Limited (“Agnico Eagle”) and Pan American Silver Corp. (“Pan American”) involving the acquisition by Pan American of all of the issued and outstanding common shares of the Company and the sale by Yamana of its Canadian assets, including certain subsidiaries and partnerships which hold Yamana’s interests in the Canadian Malartic mine, to Agnico Eagle, all by way of a plan of arrangement under the Canada Business Corporations Act.

The Information Circular has been publicly filed and is available under Yamana’s profile on www.sedar.com and is also available on the Company’s website at www.yamana.com.

Shareholders of record on December 14, 2022 will be eligible to vote at the Yamana Meeting. In addition to the public filing of the Information Circular, it is in the process of being mailed to Yamana shareholders of record on the above-mentioned record date.

The Yamana Meeting will be held at 1:00 p.m. (Toronto time) on January 31, 2023 at the Design Exchange Toronto-Dominion Centre, 234 Bay Street, Toronto, Ontario and online at:

Website: https://web.lumiagm.com/497366151
Password: yamana2023 (case sensitive)

A meeting of the shareholders of Pan American is scheduled to be held concurrently on January 31, 2023.

About Yamana

Yamana Gold Inc. is a Canadian-based precious metals producer with significant gold and silver production, development stage properties, exploration properties, and land positions throughout the Americas, including Canada, Brazil, Chile and Argentina. Yamana plans to continue to build on this base through expansion and optimization initiatives at existing operating mines, development of new mines, the advancement of its exploration properties and, at times, by targeting other consolidation opportunities with a primary focus in the Americas.

FOR FURTHER INFORMATION PLEASE CONTACT:

Investor Relations
416-815-0220
1-888-809-0925
Email: investor@yamana.com

FTI Consulting (UK Public Relations)
Sara Powell / Ben Brewerton
+44 7974 201 715223 / +44 203 727 1000

This news release contains or incorporates by reference “forward-looking statements” and “forward-looking information” under applicable Canadian securities legislation and within the meaning of the United States Private Securities Litigation Reform Act of 1995. Forward-looking information includes, but is not limited to information with respect to the Yamana Meeting and the Pan American meeting. Forward-looking statements are characterized by words such as “plan", “expect”, “budget”, “target”, “project”, “intend”, “believe”, “anticipate”, “estimate” and other similar words, or statements that certain events or conditions “may” or “will” occur. Forward-looking statements are based on the opinions, assumptions and estimates of management considered reasonable at the date the statements are made, and are inherently subject to a variety of risks and uncertainties and other known and unknown factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. These factors include transaction risks, risks relating to the completion of Proposed Transaction, including receipt of all necessary regulatory, court and securityholder approvals in connection with the Proposed Transaction, as well as those risk factors discussed or referred to herein and in the Company's Annual Information Form filed with the securities regulatory authorities in all provinces of Canada and available at www.sedar.com, and the Company’s Annual Report on Form 40-F filed with the United States Securities and Exchange Commission. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. The Company undertakes no obligation to update forward-looking statements if circumstances or management’s estimates, assumptions or opinions should change, except as required by applicable law. The reader is cautioned not to place undue reliance on forward-looking statements.